News Release

Investor Relations Contact:
Jennifer Jarman
The Blueshirt Group
415-217-7722
jennifer@blueshirtgroup.com

InsWeb Reports First Quarter 2009 Results

SACRAMENTO, Calif., April 20, 2009 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance marketplace, today announced results for the first quarter ended March 31, 2009.

Revenues for the first quarter of 2009 were $9.5 million, an increase of approximately 44% as compared to $6.6 million in the fourth quarter of 2008, and a decrease of approximately 27% as compared to $13.0 million in the first quarter of 2008. Net loss for the first quarter of 2009 was $501,000, or $0.10 per diluted share. This compares with a net loss of $1.3 million, or $0.27 per diluted share, in the fourth quarter of 2008 and to net income of $670,000, or $0.12 per diluted share, in the first quarter of 2008.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was a loss of $401,000 in the first quarter of 2009, as compared to a loss of $1.2 million in the fourth quarter of 2008 and to income of $958,000 in the first quarter of 2008.

“Our first quarter results reflect typical seasonal trends following the slowest quarter of the year, and we were focused on reducing our net loss, which narrowed by more than half on a sequential basis,” stated InsWeb Chairman & CEO Hussein Enan. “This is based on slow but steady progress across our consumer and carrier related initiatives designed to return the company to profitability, combined with aggressive expense management.  Additional highlights during the quarter included the successful launch of our consumer information center at FreeInsuranceAdvice.com and surpassing another milestone through our AgentInsider® program with the delivery of our 3 millionth lead.”

Management will not be holding a conference call to discuss its quarterly results. Interested investors are welcome to contact the company through the investor relations contact provided on this release.

Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.
InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008
Net income (loss)	$ (501)	$ (1,304)	$ 670
Less
Interest income	14	48	89
Add
Provision (benefit) for income taxes	(35)	-	9
Share-based compensation expense	101	63	334
Depreciation and amortization of property, equipment and intangible assets	48	48	34
Non-recurring expenses	-	-	-
Adjusted EBITDA from continuing operations	$ (401)	$ (1,241)	$ 958

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb’s primary properties include InsWeb.com, where visitors can view independent research and quickly obtain actionable insurance quotes from multiple carriers; AgentInsider.com, a top-rated online marketing source for insurance agents; and FreeInsuranceAdvice.com, the leading online destination for insurance information and advice. In 2008, more than 10 million consumers turned to InsWeb for answers to their insurance questions. To learn more about InsWeb Corporation, visit www.InsWeb.com.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition; the results of strategic initiatives, including AgentInsider and the Agent Directory; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; changes in the Company’s relationship with strategic and/or marketing partners; the Company's ability to attract and integrate new insurance providers and strategic partners; implementation of competing Internet strategies by existing and potential competitors; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended
	March 31,
	2009	2008
Revenues:
Transactions	$9,484	$12,971
Other	42	61
Total revenues	9,526	13,032

Operating expenses:
Direct marketing	6,545	9,305
Sales and marketing	1,770	1,295
Technology	958	816
General and administrative	803	1,026
Total operating expenses	10,076	12,442
Income (loss) from operations	(550)	590
Interest income	14	89
Income (loss) before income taxes	(536)	679
Provision (benefit) for income taxes	(35)	9
Net income (loss)	$(501)	$670
Net income (loss) per share:
Basic	$(0.10)	$0.14
Diluted	$(0.10)	$0.12

Weighted average shares used in computing
net income (loss) per share:
Basic	4,787	4,641
Diluted	4,787	5,783

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	March 31,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$4,059	$ 9,238
Short term investments	1,998	-
Restricted cash	2,229	-
Accounts receivable, net	3,483	1,450
Prepaid expenses and other current assets	544	711
Total current assets	12,313	11,399

Property and equipment	213	249
Related Party Receivable	306	304
Other assets	301	329
Total assets	$13,133	$12,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$ 3,364	$ 2,138
Accrued expenses	1,033	1,014
Deferred revenue	422	437
Total current liabilities	4,819	3,589

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	206,843	206,719
Treasury stock	(6,334)	(6,334)
Accumulated other comprehensive income (loss)	1	1
Accumulated deficit	(192,204)	(191,702)
Total shareholders' equity	8,314	8,692
Total liabilities and shareholders’ equity	$ 13,133	$ 12,281